UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

Form 5	ANNUAL STATEMENT OF CHANGES BENEFICIAL OWNERSHIP

__ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1 (b).	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
X Form 3 Holdings Reported
X Form 4 Transactions Reported

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol: EDII	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director 1.3 % Owner
X Officer __ Other
(give title below) (specify below)
Daniel Dror	American International Industries, Inc.	President, CEO
601 Cien Street, Suite 235	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/2000	7. Individual or Joint/Group Filing
(Check Applicable)
Kemah, TX		6. If Amendment, Date of Original (Month/Day/Year) N/A	X Form filed by One
__Form filed by More than One Reporting person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security	2. Transaction Date	3. Transaction Code	4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year(1)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Amount	(A) or (D)	Price
Common Stock	04/05/2001	A(4)	100,000	A	$.001	2,100,000	D	N/A

(1) Includes 2,000,000 options granted to Mr. Dror in May 1998 at an exercise price of $.12 per share.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, and convertible securities)

1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Securities Underlying Security		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned at End of Year	10. Ownership of Derivative Security: Direct (D) or Indirect	11. Nature of Indirect Beneficial Ownership
				(A)	(D)	Date Exercisable	Expiration	Title	Amount or Number of Shares
Option	$.04	May 1998	A	A		5/2000	5/2003	Common Stock	2,000,000	N/A	2,000,000	D	N/A
Explanation of Responses
By /s/ Daniel Dror, April 20, 2001
Signature of reporting Person Date
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).